HERB-VITA, INC.

375 Stephanie St., Blg. 2, Suite 111

Henderson, Nevada 89014

April 6, 2010

Mr. Ron Alper

United States Securities and Exchange Commission

100 F Street, NE

Washington,  D.C  20549

Fax # 703.813.6980

Re:  Herb-Vita, Inc.  File# 333-151556

Dear Mr. Alper:

In accordance with your request and pursuant to Rule 477, please consider this letter as a request to close the file on the above application as it was withdrawn quite sometime ago.

Very truly yours,

/s/ Dennis Cullison

DENNIS CULLISON

President